FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For January 2014

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 9NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X                                          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARM HOLDINGS PLC

INDEX TO EXHIBITS
Item

1.	Press release dated January 14, 2014 – ARM and UMC Extend 28nm IP Partnership to Target Cost-Effective Mobile and Consumer Applications

2.	Press release dated January 16, 2014 – Blocklisting Interim Review

3.	Press release dated January 29, 2014 – ARM Ecosystem Collaborates to Deliver Initial Server Platform Standard

4.	Press release dated February 3, 2014 – Total Voting Rights

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3, 2014
ARM HOLDINGS PLC.

By:	/s/ Tim Score
Name: Tim Score
Title: Chief Financial Officer

Item 1

ARM and UMC Extend 28nm IP Partnership to Target Cost-Effective Mobile and
Consumer Applications

Latest platform solutions join UMC's 28HLP process, ARM Artisan physical IP and POP IP for ARM Cortex-A7 processors

Cambridge, UK and Hsinchu, Taiwan – 6 January 2014 – ARM and UMC (NYSE: UMC; TWSE: 2303), a leading global semiconductor foundry, today announced an agreement to offer the ARM® Artisan® physical IP platform along with POP™ IP for UMC's 28nm high-performance low-power (HLP) process technology.

To support customers targeting a wide range of consumer applications such as smartphone, tablet, wireless and digital home, UMC and ARM will provide an advanced process technology and comprehensive physical IP platform under this agreement.

"UMC's 'United for Excellence' approach includes unified collaboration with our IP suppliers to deliver high-value design support solutions to our foundry customer," said S. C. Chien, vice president, IP and Design Support Division, UMC. "UMC's 28nm dual process roadmap includes both poly SiON and High-K/Metal Gate based technologies. 28HLP is the foundry industry's most competitive Poly SiON 28nm technology in terms of power consumption, performance and area, with a robust design platform to help expedite our mobile and communication customers' time-to-market. We are excited to broaden our collaboration with ARM to further strengthen our 28HLP platform with ARM's highly popular POP IP core-hardening acceleration technology."

The energy-efficient ARM Cortex®-A7 processor has seen broad adoption in smartphones, tablets, DTV and other consumer products. The ARM POP IP for the Cortex-A7 processor is targeted for 1.2GHz on UMC's 28HLP platform, and delivery began in December 2013.

UMC's 28HLP process is the foundry's enhanced 28nm Poly-SiON technology that provides an optimal balance of size, speed and power leakage. These process characteristics makes the process the optimal choice for a variety of applications that require low power consumption without compromising performance, including portable, wireless LAN, and both wired and handheld consumer products. The foundry is currently in pilot production for customer products on 28HLP, with volume production expected in early 2014.

"Through our close collaboration with UMC, ARM's physical IP and POP IP enable optimal SoC implementation and streamline the design flow so that our mutual customers can achieve world-class implementation and get to market in the shortest time possible," said Dipesh Patel, executive vice president and general manager, Physical Design Group, ARM. "Our standard cells, next-generation memory compilers and POP IP deliver the features, quality, and rigorous silicon validation that UMC's customers demand, and help ARM deliver on our commitment to provide the best physical IP platforms at leading foundries."

ARM Physical IP Platform

The ARM Artisan physical IP platform for UMC's 28nm poly SiON process provides the building blocks to implement high-performance, low-power SoC designs. ARM's silicon-proven IP platform offers a comprehensive set of memory compilers, standard cells and logic, and general-purpose interface products that meet the most demanding performance and power requirements for mobile communications and computing.

ARM's standard cell libraries and memory compilers incorporate multi-channel and mixed Vt features to enable a wide performance and power spectrum which utilizes the performance and power range of UMC's leading-edge poly SiON process. These features ensure that power budgets for performance-critical SoC designs can be met.

About POP IP

POP IP technology comprises three key elements necessary for optimized ARM processor implementation. These include Artisan physical IP logic libraries and memory instances tuned for a given ARM core and process technology, comprehensive benchmarking reports pinpointing conditions and results ARM achieved for core implementation, and detailed POP implementation knowledge and methodologies that enable end customers to achieve successful implementation quickly with minimized risk. POP IP products are available from 40nm to 28nm with roadmap down to FinFET process technology for a wide range of Cortex-A series CPU and Mali™ GPU products.

About UMC

UMC (NYSE: UMC, TWSE: 2303) is a leading global semiconductor foundry that provides advanced technology and manufacturing for applications spanning every major sector of the IC industry. UMC's robust foundry solutions allow chip designers to leverage the company's leading-edge processes, which include 28nm poly-SiON and gate-last High-K/Metal Gate technology, mixed signal/RFCMOS, and a wide range of specialty technologies. Production is supported through 10 wafer manufacturing facilities that include two advanced 300mm fabs; Fab 12A in Taiwan and Singapore-based Fab 12i. Fab 12A consists of Phases 1-4 which are in production for customer products down to 28nm. Construction is underway for Phases 5&6, with future plans for Phases 7&8. The company employs over 15,000 people worldwide and has offices in Taiwan, mainland China, Europe, Japan, Korea, Singapore, and the United States. UMC can be found on the web at http://www.umc.com.

About ARM

ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM's comprehensive product offering includes RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company's broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies.

The ARM Connected Community is the place that makes it easier for developers to find information for ARM-based designs, applications and projects. It is an interactive platform for all end users, media and partners of the ARM ecosystem. Join the conversation at http://community.arm.com

Download Shared Purpose - 8 Leadership Lessons for the Ecosystem Age

The secrets of success from the Connected Community surrounding ARM

ARM website: http://www.arm.com
ARM Connected Community: http://community.arm.com
ARM Blogs: http://blogs.arm.com
ARMFlix on YouTube: http://www.youtube.com/armflix

ARM on Twitter:
http://twitter.com/ARMPROffice
http://twitter.com/ARMMultimedia
http://twitter.com/ARMMobile
http://twitter.com/ARMCommunity
http://twitter.com/ARMEmbedded
http://twitter.com/ARMSoC
http://twitter.com/ARMTools
http://twitter.com/SoftwareOnARM

ENDS

ARM, Artisan and AMBA and Cortex are registered trademarks of ARM Limited. CoreLink, big.LITTLE, Mali and POP are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB.

Press Contacts

ARM
Phil Hughes
Email: phil.hughes@arm.com
Tel: +1 512 330 1844

UMC
Richard Yu
Email: richard_yu@umc.com
Tel: +886 2-2658-9168 ext. 16951

Note from UMC Concerning Forward-Looking Statements

Some of the statements in the foregoing announcement are forward looking within the meaning of the U.S. Federal Securities laws, including statements about future outsourcing, wafer capacity, technologies, business relationships and market conditions. Investors are cautioned that actual events and results could differ materially from these statements as a result of a variety of factors, including conditions in the overall semiconductor market and economy; acceptance and demand for products from UMC; and technological and development risks. Further information concerning these risks is included in UMC's filings with the U.S. SEC, including on Form F-1, F-3, F-6 and 20-F, each as amended.

Item 2

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 16 January 2014

Name of applicant:		ARM Holdings plc
Name of scheme:		ARM Holdings plc Executive Share Option Scheme
Period of return:	From:	15 July 2013	To:	14 January 2014
Balance of unallotted securities under scheme(s) from previous return:		7,041,821
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		20,437
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		7,021,384
Name of contact:		Ian Thornton
Telephone number of contact:		+44 1223 400796

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 16 January 2014

Name of applicant:	ARM Holdings plc
Name of scheme:	ARM Holdings plc Stock Option Plan
Period of return:	From:	15 July 2013	To:	14 January 2014
Balance of unallotted securities under scheme(s) from previous return:		18,260,006
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		Nil
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		18,260,006
Name of contact:		Ian Thornton
Telephone number of contact:		+44 1223 400796

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 16 January 2014

Name of applicant:		ARM Holdings plc
Name of scheme:		ARM Holdings plc NQ US schemes
Period of return:	From:	15 July 2013	To:	14 January 2014
Balance of unallotted securities under scheme(s) from previous return:		39,841,576
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		87,381
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		39,754,195
Name of contact:		Ian Thornton
Telephone number of contact:		+44 1223 400796

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 16 January 2014

Name of applicant:		ARM Holdings plc
Name of scheme:		ARM Holdings plc Savings Related Share Scheme
Period of return:	From:	15 July 2013	To:	14 January 2014
Balance of unallotted securities under scheme(s) from previous return:		1,414,327
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		833,747
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		580,580
Name of contact:		Ian Thornton
Telephone number of contact:		+44 1223 400796

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 16 January 2014

Name of applicant:		ARM Holdings plc
Name of scheme:		ARM Holdings plc Unapproved Share Option Scheme
Period of return:	From:	15 July 2013	To:	14 January 2014
Balance of unallotted securities under scheme(s) from previous return:		45,710,430
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		Nil
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		45,710,430
Name of contact:		Ian Thornton
Telephone number of contact:		+44 1223 400796

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 16 January 2014

Name of applicant:		ARM Holdings plc
Name of scheme:		ARM Holdings plc Savings Related Share Option Plan
Period of return:	From:	15 July 2013	To:	14 January 2014
Balance of unallotted securities under scheme(s) from previous return:		216,721
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		Nil
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		216,721
Name of contact:		Ian Thornton
Telephone number of contact:		+44 1223 400796

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 16 January 2014

Name of applicant:		ARM Holdings plc
Name of scheme:		ARM Holdings plc Employee Equity Plan
Period of return:	From:	15 July 2013	To:	14 January 2014
Balance of unallotted securities under scheme(s) from previous return:		8,130,715
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		1,127,092
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		7,003,623
Name of contact:		Ian Thornton
Telephone number of contact:		+44 1223 400796

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 16 January 2014

Name of applicant:		ARM Holdings plc
Name of scheme:		ARM Holdings plc Long Term Incentive Plan
Period of return:	From:	15 July 2013	To:	14 January 2014
Balance of unallotted securities under scheme(s) from previous return:		4,602,822
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		336,781
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		4,266,041
Name of contact:		Ian Thornton
Telephone number of contact:		+44 1223 400796

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 16 January 2014

Name of applicant:		ARM Holdings plc
Name of scheme:		ARM Holdings plc Deferred Annual Bonus Plan
Period of return:	From:	15 July 2013	To:	14 January 2014
Balance of unallotted securities under scheme(s) from previous return:		4,934,218
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		Nil
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		4,934,218
Name of contact:		Ian Thornton
Telephone number of contact:		+44 1223 400796

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 16 January 2014

Name of applicant:		ARM Holdings plc
Name of scheme:		ARM Holdings plc US Employee Stock Purchase Plan
Period of return:	From:	15 July 2013	To:	14 January 2014
Balance of unallotted securities under scheme(s) from previous return:		1,262,748
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under		228,335
scheme(s) during period (see LR3.5.7G):
Equals: Balance under scheme(s) not yet issued/allotted at end of period:	1,034,413
Name of contact:	Ian Thornton
Telephone number of contact:	+44 1223 400796

Item 3

ARM Ecosystem Collaborates to Deliver Initial Server Platform Standard

Accelerates data center software development for ARM-based servers

Cambridge, UK - 29 January 2014 - ARM® today announced the collaborative development and immediate availability of a platform standard for ARMv8-A based (64-bit) servers, known as the ARM 'Server Base System Architecture' (SBSA) specification. This effort included input and support from software companies such as Canonical, Citrix, Linaro, Microsoft, Red Hat and SUSE, and original equipment manufacturers (OEMs) including Dell and HP along with a broad set of silicon partners. This specification provides a framework for the deployment of innovative ARM architecture-based solutions in data center applications, and it will help accelerate software development and enable portability between ARM-based platforms. This specification is focused on aligning the ARM partnership around key system elements; empowering the ecosystem to build differentiated, value-added solutions that accelerate innovation and choice in the marketplace.

Data centers demand standards-based software and hardware offerings to ensure ease of deployment and manageability. Releasing the SBSA specification marks the beginning of a broader standardization activity that will simplify the development and deployment process for the entire developer ecosystem - from silicon to software, and all the way through to end-users. This initiative will accelerate the software ecosystem for ARM-based servers by providing operating system vendors (OSVs) and independent software vendors (ISVs) the ability to deliver technology that addresses the entirety of the ARM server community, featuring a rich, broad set of devices and platforms in a common way.

"As ARM's data center ecosystem continues its rapid growth, this milestone enables partners to focus on their innovation while building on standards that help simplify their development and accelerate their time-to-market," said Mike Muller, chief technology officer, ARM. "As owners and stewards of the ARM architecture, we are pleased to collaborate with other industry leaders to drive standards that enable OS, firmware and software developers to rapidly develop and deploy on ARM-based servers."

"We are extremely pleased to see ARM take these steps, which we believe are very much in line with the principles of the Open Compute Project," said Frank Frankovsky, president and chairman, Open Compute Project Foundation. "These standardization efforts will help speed adoption of ARM in the datacenter by providing consumers and software developers with the consistency and predictability they require, and by helping increase the pace of innovation in ARM technologies by eliminating gratuitous differentiation in areas like device enumeration and boot process." Mobility and the Internet of Things (IoT) are driving the rapid adoption of cloud-based services, and data center operators have to adapt to the shifting characteristics of these new workloads. In order to efficiently meet these demands, the industry is seeking a richer choice of targeted solutions where software portability and standardization are key deployment considerations.

ARM Partner Quotes

AMD:
"Adopting industry standards and defining base platforms are essential for creating a healthy ARM-based 64-bit server ecosystem," said Dr. Leendert van Doorn, corporate fellow and corporate vice president, AMD. "AMD is excited to have worked with ARM on the Server Base System Architecture requirements, and the public release of this specification will accelerate the adoption of ARM-based 64-bit servers."

AppliedMicro:
"With X-Gene as the first product in the industry to be SBSA compliant, AppliedMicro is in full support of the ARM server standardization efforts," said Dr. Paramesh Gopi, president and chief executive officer, AppliedMicro. "Bringing together OS vendors, server OEMs and silicon providers to work cohesively is providing a fully inter-operable standard platform at the same time fostering innovation resulting in compelling server solutions."

Broadcom:
"Broadcom strongly believes in the value of standardization and ensuring software interoperability for the long-term success of the 64-bit ARM architecture," said Ron Jankov, senior vice president and general manager, Processors and Wireless Infrastructure, Broadcom. "With the ARM 64-bit architecture, Broadcom is uniquely positioned to provide leadership in the 64-bit ARM ecosystem with server-class CPUs, best-in-class hardware acceleration, and data-center networking expertise."

Canonical:
"ARM-based servers have the potential to transform the datacenter ecosystem back into a dynamic, innovative market," said Christian Reis, vice president, Hyperscale Computing, Canonical. "We see the SBSA effort removing barriers to adoption by providing a framework for system implementation that any technology supplier can easily understand and follow. Canonical fully supports this effort and is committed to SBSA compliance for our Ubuntu Server product family."

Cavium:
"Cavium's Project Thunder will provide a family of multicore ARMv8 64-bit server-class processors for the cloud and data centers," said Gopal Hegde, vice president and general manager, Data Center Processor Group, Cavium. "Working closely with ARM and the ecosystem, the Thunder product offering will provide a comprehensive workload optimized portfolio solution that will be interoperable across multiple management and orchestration standards. We applaud ARM's leadership in spearheading the Server Platform Standard that will accelerate the adoption of the ARM architecture in the data center and cloud environment."

Citrix:
"Citrix is the cloud company that enables mobile workstyles. Citrix is committed to open standards and has been recently engaged in the Server Base System Architecture discussion. We see the publication of the document as a positive move for the industry," said Ahmed Sallam, vice president and chief technology officer, Hardware, Security, Emerging Solutions and IP, Citrix Systems. "The SBSA will foster the ARM-based server ecosystem and will act as a foundation for the coming years. Citrix will remain engaged in SBSA discussions and we will continue to provide our input based on what benefits our industry, partners and customers."

DELL:
"Open and standards-based technologies have been a cornerstone of Dell's philosophy for 30 years," said Brian Payne, executive director of server solutions for Dell. "As multiple ARMv8 server system-on-chips become available, it's important that we can effectively deliver new innovations and freedom of choice to our customers. A well-defined, standards-based platform is instrumental in providing OS portability and a familiar user experience to our customers seeking to deploy these new classes of server offerings. We are pleased with the progress the ARM ecosystem has made towards achieving this significant goal."

HP:
"HP has supported ARM's standardization effort since its inception, recognizing the benefits of an extensible platform with value-added features," said Dong Wei, HP fellow. "With the new SBSA specification, we are able to establish a simplified baseline for deploying ARM-based solutions and look forward to future HP products based on the ARM architecture."

Linaro:
"The ARM architecture and business model is unique in enabling rapid innovation from multiple ARM licensees. Many companies are now building innovative and differentiated solutions for the next generation low-power data center," said David Rusling, chief technical officer, Linaro. "ARM's SBSA is a critical component of enabling technology to standardize the common part of these solutions, and we look forward to working with ARM and ARM's licensees on utilizing this technology to accelerate the deployment of a broad range of ARMv8-based server products."

Red Hat:
"Today's announcement of ARM Server Base System Architecture (SBSA) underscores the importance of having standards for the successful adoption and deployment of modern computer architectures, such as ARMv8,” said Jon Masters, Chief ARM Architect, Red Hat. "Red Hat's support for standards via our participation in the Linaro Enterprise Group, our unique insight as the world's leading supplier of Open Source server technologies and the collaborative ecosystem effort led by ARM, has enabled us to contribute to the creation of a unified common platform capable of supporting the ARM Architecture at Hyperscale".

SUSE:
"SUSE has worked on and supported development around ARM processors for several years, and we anticipate ARM processor adoption in cloud, big data and high-performance computing applications," said Ralf Flaxa, vice president of engineering, SUSE. "SUSE welcomes the SBSA standardization efforts and is proud to contribute to the server platform standard's development. As the market emerges, this standard will become a key factor determining success in the enterprise ecosystem, and we look forward to working with platforms that implement it."

Texas Instruments:
"As an early innovator of unique server-grade KeyStone SoCs that combine digital signal processors, ARM Cortex processors, packet processing, security acceleration and Ethernet switching, TI applauds the ARM ecosystem for its collaboration on delivering the SBSA specification, " said Bill Mills, chief technologist for open source, Texas Instruments. "Standardizations, such as SBSA, enable software simplification without impacting the innovation our heterogeneous compute elements bring to high-performance compute customers."

To download a copy of the Server Base System Architecture specification, go to: http://infocenter.arm.com/help/index.jsp. To learn more about ARM products and the server platform standard, contact your ARM sales representative.

About ARM

ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM's comprehensive product offering includes RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company's broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. Find out more about ARM by following these links:

Download Shared Purpose - 8 Leadership Lessons for the Ecosystem Age
The secrets of success from the Connected Community surrounding ARM

Find out more about ARM by following these links:
ARM website: http://www.arm.com/
ARM Connected Community®: http://www.arm.com/community/
ARM Blogs: http://blogs.arm.com/
ARMFlix on YouTube: http://www.youtube.com/user/armflix

ARM on Twitter:
▪	http://twitter.com/ARMPROffice
▪	http://twitter.com/ARMMultimedia
▪	http://twitter.com/ARMMobile
▪	http://twitter.com/ARMCommunity
▪	http://twitter.com/ARMEmbedded
▪	http://twitter.com/ARMSoC
▪	http://twitter.com/ARMTools
▪	http://twitter.com/SoftwareOnARM

ENDS

ARM, Artisan and Cortex are registered trademarks of ARM Limited. Mali and POP are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries: ARM Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium Services BVBA; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway AS and ARM Sweden AB.

Item 4

ARM Holdings plc - Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

ARM Holdings plc's capital as at 31 January 2014 consists of 1,400,265,262 shares of .05 pence each with voting rights.

Therefore, the total number of voting rights in ARM Holdings plc is 1,400,265,262.

The above figure 1,400,265,262 may be used by shareholders as the denominator for their calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, ARM Holdings plc under the FCA's Disclosure and Transparency Rules.